BELZBERG CAPITAL, LLC

FINANCIAL REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the year ended Decmeber 31, 2025

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SEC FILE NUMBER
8-70948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belzberg Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

589 Fifth Avenue, Suite 1602
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Theodoridis	(917) 374-7774	theodoridis@belzbergcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Theodoridis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belzberg Capital, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members' of Belzberg Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Belzberg Capital Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Belzberg Capital Group, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Belzberg Capital Group, LLC's management. My responsibility is to express an opinion on Belzberg Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Belzberg Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Belzberg Capital Group, LLC's auditor since 2025.

Tarzana, California

February 13, 2026

BELZBERG CAPITAL LLC

Statement of Financial Condition

December 31, 2025

(amounts expressed in U.S. Dollars)

		December 2025
Assets		
Cash	$	1,233,444
Other Asset		1,408
Unbilled Contract		100,000
Advisory Fee Receivable		170,000
Total Assets	**$**	**1,504,852**
Liabilities And Member's Equity		
Liabilities		
Accounts Payable	$	52,961
Unearned Receivable		110,000
Total Liabilities	**$**	**162,961**
Member's Equity		
Member's Equity	$	1,341,891
Total Member's Equity	**$**	**1,341,891**
Total Liabilities and Member's Equity	**$**	**1,504,852**

Notes to the Financial Statements
(Amounts expressed in U.S. Dollars)

1. **Organization**

Belzberg Capital LLC (the "Company"), a Delaware limited liability company, was formed on April 13, 2021. The Company is a single member limited liability company wholly owned by Belzberg & Co., LLC, which is a holding company wholly owned by Bel-Fran Capital Inc. (the "Parent").

The Company became a broker-dealer on June 23, 2023 and is registered with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides specialized financial services, and M&A consulting services.

The Company does not conduct retail securities business, offer or hold customer accounts, nor holds or receives client or investor funds or securities.

2. **Summary of significant accounting policies**

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of estimates

The preparation of financial statements in conformity with GAAP requires the entity to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates and such differences may or may not be material.

Cash

In the normal course of business, the Company maintains cash balances in financial institutions, which at times may exceed the federally insured limit. The company does not believe that this results in any significant risk.

Revenue Recognition

The Company follows the provisions of ASC 606, Revenue from Contracts with Customers. The standards are based on the principle that revenue from the transfer of goods and services should be recognized in line with the consideration that the Company expects to receive in exchange for the goods and services provided to its customers. The Company charges monthly fees for ongoing specialized financial services and fees on the execution of brokered deals. Payments of fees are generally due promptly on the execution of the agreement and monthly as agreed upon in the contract. Payments of the execution of brokered deals are due promptly on the execution of the brokered deal. The Company is unable to reasonably determine the amounts it is expecting to receive from a brokered deal.

Notes to the Financial Statements
(Amounts expressed in U.S. Dollars)

2. Summary of significant accounting policies (Continued)

Revenue Recognition (Continued)

The performance obligation for these engagements are generally satisfied upon completion of the brokered deal, or on termination of the engagement. These performance obligations generally involve the delivery of a brokered deal which involve, but are not limited to, a merger, stock sale, asset sale, asset swap, or other transaction. Certain engagements have the performance obligation satisfied upon meeting a milestone requirement. Revenue is recorded on the satisfaction of these performance obligations. Opening advisory fee receivable for the year ended December 31, 2025 was $10,000.

During the year ended December 31, 2025, the Company recognized $110,000 of revenue included in deferred revenue at the beginning of the year. Opening deferred revenue for the year ended December 31, 2025 was $110,000.

Prepaid Commissions

Generally, when cash is received from clients, the Company owes payments for advisory fees to its consultants. Depending on the analysis associated with the revenue recognition in Note 2, the expense associated with the advisory fees may not be incurred until the revenue can be recognized. As such, payments made to consultants prior to incurring the fee as an expense is recorded as prepaid commissions.

As of December 31, 2025, the Company has no prepaid commissions. Opening prepaid commissions for the year ended December 31, 2025 was $90,000.

Other expenses of the Company

All expenses are recorded on an accrual basis as incurred.

Concentration

For the year ended December 31, 2025, the Company had 2 customers that generated revenue of more than 10% of the total revenue. These customers represented 63% and 13% of total revenue.

As of December 31, 2025, the Company's $170,000 balance in Advisory Fee Receivable related to 2 customers.

Segment Reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC 280, Segment Reporting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the

Notes to the Financial Statements
(Amounts expressed in U.S. Dollars)

2. Summary of significant accounting policies (Continued)

Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The significant assets and expenses related to the single operating segment are shown in the Financial Statements.

Current Expected Credit Loss

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets include cash. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of these financial assets, there are no material estimates of credit losses related to these financial assets for the year ended December 31, 2025.

Income taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its Parent. The Company is not allocated income taxes by its Parent.

3.   Related Party Transactions

The Company is related, through common ownership and control, to Bel-Fan Capital Inc, Belzberg Investments LLC, and Bel-Fran Capital Ltd. The Company has an agreement with Bel-Fran Capital Inc., Belzberg Investments LLC, and Bel-Fran Capital Ltd. whereby expenses incurred by Bel-Fran Capital Inc, Belzberg Investments LLC, and Bel-Fran Capital Ltd will be allocated to the Company. For the year ended December 31, 2025, there are overhead expenses of $72,450 allocated from Bel-Fran Capital Inc. based on the allocation agreed upon in the expense sharing agreement ("Management Agreement"). These allocated overhead expenses include, rent, salaries, and IT costs. The Company incurred direct costs of $173,836 from Bel-Fran Capital Inc., and $0 of expenses from Bel-Fran Capital Ltd. during the year ended December 31, 2025. The Company had no outstanding payables to Bel-Fran Capital Inc., Belzberg Investments LLC, nor Bel-Fran Capital Ltd. as at December 31, 2025.

In accordance with the Management Agreement, to the extent that the Company incurs any expenses or liabilities that results in the Company issuing an early warning notification pursuant to Rule 17a-11, Bel-Fran Capital Inc. agrees, unconditionally, that it shall assume all expenses and liabilities without recourse. With respect to any other expenses or liabilities, upon notice by the Company, Bel-Fran Capital Inc. shall infuse sufficient cash capital into the Company to avoid having to issue an early warning notification. Such assumption of expenses, liabilities, and infusion of cash shall be deemed capital contribution.

During the year ended December 31, 2025 the Company received $500,000 in contributions from members in cash and $471,637 in contributions from the forgiveness of debt.

Notes to the Financial Statements
(Amounts expressed in U.S. Dollars)

4. Risk factors

The Company is required to oversee the activities of its brokers. There is a risk that illegal activity is not detected, and the Company could held subject to litigation. The Company is not aware of any illegal activity to date. The Company was not subject to any litigation during the year ended December 31, 2025.

5. Net capital requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,083,983 which was $1,073,119 in excess of its required net capital of $10,864. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

6. Indemnifications

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company is not aware of any claims to date.

7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through, February 13, 2026 the date these financial statements were issued and has determined no additional items require recognition or disclosure.